UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

KATY INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

486026107

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS VPC SBIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(2) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS VPC SBIC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (4)
14	TYPE OF REPORTING PERSON OO

(3) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(4) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS Victory Park Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (8)
14	TYPE OF REPORTING PERSON OO

(5) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(6) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (10)
14	TYPE OF REPORTING PERSON OO

(7) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(8) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (12)
14	TYPE OF REPORTING PERSON IN

(9) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(10) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) VPC SBIC I, LP (the “SBIC Fund”); (ii) Victory Park Capital Advisors, LLC (“Capital Advisors”); (iii) Jacob Capital, L.L.C., (“Jacob Capital”); (iv) Victory Park Management, LLC (“Victory Park Management”) and (v) Richard Levy (collectively, the “Reporting Persons”), with respect to the securities of Katy Industries, Inc. (the “Issuer”), on August 22, 2016, as amended by Amendment No. 1 filed on April 28, 2017 and Amendment No. 2 filed on May 19, 2017.

Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and amended by adding the following:

As previously disclosed, on May 14, 2017, the SBIC Fund contributed its rights as a lender under the Second Lien Credit Facility to Jansan Acquisition, LLC (“Jansan”) in exchange for common interests in Jansan and, among other things, the right to designate a manager of Jansan. Victory Park Management remained the administrative agent and collateral agent under the Second Lien Credit Facility.

On July 21, 2017, Jansan, the Issuer, Continental Commercial Products, LLC, Fort Wayne Plastics, Inc. and FTW Holdings, Inc. consummated the transactions contemplated by the Purchase Agreement. In accordance with the Purchase Agreement, Jansan acquired the Purchased Assets with a credit bid in the amount of the indebtedness under the Second Lien Credit Facility, including the Term Loans. As a result, the Term Loans were satisfied and, as such, the Reporting Persons no longer beneficially own any of the Common Stock previously issuable upon conversion of the Term Loans.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a), (b) Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, there were 7,951,176 shares of Common Stock outstanding as of October 28, 2016. Based on the foregoing, each of the SBIC Fund, the SBIC GP, Capital Advisors, Jacob Capital and Richard Levy may be deemed to beneficially own 18,859,183 shares of Common Stock (consisting of shares issuable upon conversion of Preferred Stock), or 70.3% of the Issuer’s Common Stock. Victory Park Management no longer beneficially owns any of the Issuer’s Common Stock.

The SBIC Fund is the record holder of the Preferred Stock. Capital Advisors, as the investment manager of the SBIC Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock. Therefore, each of the SBIC Fund, Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of shares of Common Stock reported in this Schedule 13D, as set forth above.

(c)       Except for the transactions described above in Item 4, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2017

VPC SBIC I, LP

By: VPC SBIC GP, LLC, its General Partner

By: Jacob Capital L.L.C., its manager

By: /s/ Richard Levy

Name: Richard Levy

Its: Sole Member

VPC SBIC GP, LLC

By: Jacob Capital L.L.C., its manager

By: /s/ Richard Levy

Name: Richard Levy

Its: Sole Member

VICTORY PARK MANAGEMENT, LLC

By: /s/ Scott R. Zemnick

Name: Scott R. Zemnick

Title: Manager

VICTORY PARK CAPITAL ADVISORS, LLC

By: /s/ Scott R. Zemnick

Name: Scott R. Zemnick

Title: General Counsel

JACOB CAPITAL, L.L.C.

By: /s/ Richard Levy

Name: Richard Levy

Title: Sole Member

/s/ Richard Levy

Richard Levy